Cadbury plc (the “Company”)

Director Declaration

In accordance with Listing Rule 9.6.13, Cadbury plc confirms the following in connection with the appointment of Baroness Hogg as a Non-Executive Director of the Company with effect from 24 October 2008, announced on 22 October 2008.

Pursuant to Listing Rule 9.6.13 (1), previous directorships held in publicly quoted companies in the last five years are:

Carnival plc and Carnival Corporation – resigned 22 April 2008
GKN plc – resigned 12 May 2006

There are no other details requiring disclosure in accordance with Listing Rule 9.6.13 (2) – (6).

Contact:
J M Mills
Director of Group Secretariat
Tel: 01895 615176

28 October 2008